GENESIS LEASE LIMITED ANNOUNCES FOURTH QUARTER

AND YEAR END 2007 RESULTS

Q4 rental revenues increased 31.8% to $54.9 million

Full year rental revenues increased 18.4% to $181.3 million

Took delivery of a Boeing 737-700 aircraft in Q4

Increased fleet from 41 to 53 aircraft during 2007

SHANNON, Ireland, February 20, 2008 – Genesis Lease Limited (NYSE:GLS - News) today announced its financial results for the fourth quarter and year ended December 31, 2007.

For the quarter ended December 31, 2007, rental revenues were $54.9 million, compared to $41.6 million for the same period in 2006, an increase of 31.8%. Net income was $6.4 million, compared to $7.0 million for the same period last year, a decrease of 9.2%. Net income for the quarter includes a charge of $2.9 million ($3.3 million before tax) relating to a proposed transaction that is unlikely to proceed. Excluding this charge, net income increased by 32.2% quarter over quarter. Results for the quarter also include a non-cash charge of $3.2 million recorded under interest expense relating to the amortization of deferred financing costs, which were paid for by our predecessor and deemed to be a capital contribution to the company.

For the year ended December 31, 2007, rental revenues were $181.3 million, compared to $153.2 million for the same period last year, an increase of 18.4%. Net income was $39.2 million, compared to $28.8 million for the same period last year, an increase of 36.2%. Net income for the year includes the aforementioned, charge of $3.3 million incurred in the fourth quarter of 2007. Excluding this charge, net income increased by 46.3% year over year.

The increase in rental revenues for both the quarter and the year are primarily the result of the acquisition of 12 aircraft in 2007, whereby Genesis increased its portfolio from 41 aircraft on December 31, 2006 to 53 aircraft on December 31, 2007. The 2007 results include the acquisition of the additional aircraft while also reflecting a lower effective tax rate, partially offset by increased selling, general and administrative expenses, including employee and facilities expenses, as well as public company expenses.

For the quarter ended December 31, 2007, EBITDA was $45.5 million, compared to $38.7 million for the same period in 2006, an increase of 17.5%. For the twelve months ended December 31, 2007, EBITDA was $163.1 million, compared to $144.2 million for the same period last year, an increase of 13.1%. Genesis defines EBITDA as net income before provision for income taxes, interest and depreciation and amortization. EBITDA is a key measure of Genesis’s operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of its business. Please read “Reconciliation of Non-GAAP Financial Measure – EBITDA” for a description of EBITDA and a reconciliation of net income to EBITDA.

John McMahon, Chief Executive Officer of Genesis, said, “As reflected in our most recent quarterly results, the aircraft leasing industry remains strong as we continue to experience robust global demand for commercial aircraft. During the fourth quarter we took delivery of one Boeing 737-700 aircraft and also recently secured two long-term lease extensions for aircraft that had current leases expiring in late 2008 and late 2009, at rentals in aggregate that are higher than current rentals for those aircraft.”

Mr. McMahon continued, “Despite the recent turmoil in the financial markets, we continue to actively consider a range of acquisition opportunities and believe that favorable financing options are available to us. As always, we will adhere to our strict acquisition standards with a focus on creating long-term value for our shareholders.”

In line with its dividend policy, Genesis anticipates paying a dividend, subject to board approval, for the fourth quarter in an amount of $0.47 per share in March.

Fourth Quarter and Full Year 2007 Aircraft Acquisition and Leasing Activities

The following summary of commercial activity during 2007 highlights Genesis’s growth during the year:

•	In Q4 2007, Genesis took delivery of a Boeing 737-700 aircraft that is leased to Aloha Airlines.
•	This aircraft was acquired pursuant to an asset purchase agreement with GE Commercial Aviation Services Limited (GECAS) that was signed in the third quarter.
•	Genesis financed the aircraft through borrowings under its $1 billion senior secured credit facility and through cash on hand.
•	As of December 31, 2007, Genesis had utilized $241 million of borrowings under the credit facility.
•	Genesis acquired and took delivery of 12 additional aircraft in 2007.
•	Contracted monthly base rentals at year-end have increased by approximately 30% compared to the start of the year.
•	Genesis signed 7 new lease agreements and 1 lease extension in 2007 with an average contracted lease term of 89 months.
•	All aircraft with original lease expiries in 2008 have been re-leased and currently only one aircraft with a lease expiry in 2009 remains to be re-leased.

As of December 31, 2007, all 53 leases in Genesis’s portfolio were performing and generating rents, as expected under the respective lease agreements.

Historical Aircraft Portfolio Data

Date	Aircraft
December 31, 2005	37
March 31, 2006	37
June 30, 2006	38
September 30, 2006	40
December 31, 2006	41
June 30, 2007	41
September 30, 2007	52
December 31, 2007	53

About Genesis Lease Limited

Genesis Lease Limited is a global commercial aircraft leasing company that is headquartered in Shannon, Ireland. Genesis acquires and leases modern, operationally efficient passenger and cargo jet aircraft to a diverse group of airlines throughout the world. Genesis leverages the worldwide platform of GECAS to service its portfolio of leases, allowing management to focus on executing its growth strategy.

Genesis’s common shares, in the form of American Depositary Shares, are listed on the New York Stock Exchange under the symbol “GLS.”

On December 19, 2006, Genesis completed its initial public offering (“IPO”) and issued 27,860,000 shares at a public offering price of $23.00 per share. On December 19, 2006, Genesis also issued 3,450,000 shares to an affiliate of General Electric Company (“GE”), in a private placement for a price of $23.00 per share, and issued $810 million of floating-rate aircraft lease-backed notes in a securitization transaction. Genesis used the net proceeds of the IPO, the private placement of shares to GE and the securitization to finance the acquisition of a portfolio of 41 aircraft from affiliates of GE. On January 16, 2007, Genesis sold an additional 4,179,000 shares after the underwriters of its initial public offering exercised their over-allotment option in full, as well as 517,500 additional shares in a private placement to GE, for aggregate additional proceeds of $108.0 million. References to amounts raised in offerings or other sales of securities are gross proceeds and do not reflect discounts and commissions paid to the underwriters or initial purchasers of those securities. Financial statements for periods prior to the IPO reflect the results of operations and financial condition of Genesis’s predecessor. The predecessor’s financial statements reflect the combination of the 41 aircraft in Genesis’s initial portfolio from the date that each such aircraft was acquired by an affiliate of GE.

Conference Call and Webcast

Genesis will host a conference call and webcast for investors and analysts to discuss its results for the quarter on Wednesday, February 20, 2008, at 2:00pm (IST) / 9:00 am (Eastern time) / 6:00am (Pacific time).

Participants should call 877-675-4751 (United States/Canada) or 719-325-4907 (International) and request the Genesis Lease call or utilize the confirmation code 4402406. A telephonic replay will be available for anyone unable to participate in the live call. To access the replay, call 888-203-1112 (United States/Canada) or 719-457-0820 (International) and enter confirmation code 4402406. The recording will be available from 12:00 pm (EST) on Wednesday, February 20, 2008 through Wednesday, February 27, 2008 at 11:59 p.m. (EST). A live broadcast of the earnings conference call will also be available via the Internet at http://www.genesislease.com under “Investor Relations.” The webcast will be archived on the site for one year.

The Genesis Lease Limited logo is available at

http://www.primenewswire.com/newsroom/prs/?pkgid=3178

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for the company’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Genesis expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

GENESIS LEASE LIMITED

CONSOLIDATED BALANCE SHEETS (UNAUDTED)

	December 31, 2006	December 31, 2007
	(USD in thousands)

ASSETS
Cash and cash equivalents	$26,855	$30,101
Restricted cash	15,471	32,982
Accounts receivable	1,366	3,911
Other assets	22,315	22,555
Flight equipment under operating leases, net	1,219,738	1,555,809
Fixed assets	—	1,024
Deferred income taxes	30,313	28,787
Total Assets	$1,316,058	$1,675,169

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$2,787	$17,207
Other liabilities	26,596	64,662
Current portion of long-term debt	—	—
Long-term debt, less current portion
Securitization notes	810,000	810,000
Credit facility	—	240,961
Total Long-term debt	810,000	1,050,961
Total Liabilities	839,383	1,132,830

Commitments and contingencies	—	—

Shareholders’ equity:
Par value $0.001 U.S. dollars per share; 500,000,000 shares authorized, 31,342,176 and 36,069,069 shares issued and outstanding at December 31, 2006 and December 31, 2007 respectively	$31	$36
Additional paid-in capital	474,202	585,411
Accumulated other comprehensive income	3,375	(28,325)
Accumulated deficit	(933)	(14,783)
Total shareholders’ equity	476,675	542,339
Total liabilities and shareholders’ equity	$1,316,058	$1,675,169

GENESIS LEASE LIMITED

CONDENSED COMBINED AND CONSOLIDATED

STATEMENTS OF INCOME (UNAUDITED)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2006	2007	2006	2007
	(USD in thousands, except per share amounts)
Revenues
Rental of flight equipment	$41,617	$54,853	$153,187	$181,333
Other income	—	689	—	6,771
Total revenues	41,617	55,542	153,187	188,104
Expenses
Depreciation	14,002	18,880	51,398	62,259
Interest	12,899	18,797	46,026	55,236
Maintenance	(1,492)	77	2,327	1,073
Selling, general and administrative	4,589	6,686	7,312	20,991
Other expense	—	3,337	—	3,337
Total operating expenses	29,998	47,777	107,063	142,896
Income Before Taxes	11,619	7,765	46,124	45,208
Provision for income taxes	4,576	1,372	17,367	6,053
Net Income	$7,043	$6,393	$28,757	$39,155
Basic earnings per share (1)	$6.31	$0.18	$25.76	$1.09
Diluted earnings per share (1)	$6.30	$0.18	$25.72	$1.09
(1)

The basic and diluted earnings per share for the three months and the year ended December 31, 2006 are not comparable to the corresponding amounts for 2007 because the company was trading for only 13 days during 2006 following the completion of its IPO on December 19, 2006.

Reconciliation of Non-GAAP Financial Measure – EBITDA

EBITDA is a measure of operating performance and liquidity that is not calculated in accordance with U.S. generally accepted accounting principles, or GAAP. Genesis defines EBITDA as net income before provision for income taxes, interest and depreciation and amortization. EBITDA is a key measure of Genesis’s operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of its business. Management uses EBITDA as a financial measure to evaluate the consolidated financial and operating performance and liquidity of the business that, when viewed with GAAP results and the following reconciliation, provides a more complete understanding of factors and trends affecting Genesis’s business than GAAP measures alone. EBITDA assists Genesis in comparing its operating performance on a consistent basis as it removes the impact of its capital structure (primarily interest charges), asset base (primarily depreciation and amortization) and items outside the control of the management team (taxes) from its operating results. EBITDA also assists Genesis in comparing its liquidity on a consistent basis by providing a measure to demonstrate cash flow available for the payment of interest and dividends. EBITDA is presented in this press release because Genesis believes that EBITDA is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and of debt service and dividend paying capacity. Accordingly, EBITDA is one of the metrics used by management and the board of directors to review Genesis’s financial performance and liquidity.

EBITDA should not be considered a substitute for net income, income from operations or cash flows provided by or used in operations, as determined in accordance with GAAP. In evaluating EBITDA, investors should be aware that in the future Genesis may incur expenses similar to the adjustments described above. In particular, Genesis expects that depreciation of flight equipment and interest expense will continue to represent the substantial portion of its operating expenses. Therefore, the use of EBITDA as a measure of operating performance and liquidity is limited by the exclusion of a majority of Genesis’s operating expenses from the measure. The following presentation of EBITDA should not be construed as an implication that future results will be unaffected by expenses that are unusual, non-routine or non-recurring items. Investors are urged to review the GAAP financial measures included in this earnings release and Genesis’s public filings, and to not rely on any single financial measure to evaluate its business.

RECONCILIATION OF NET INCOME TO EBITDA FOR

THE THREE-MONTH PERIODS ENDED DECEMBER 31, 2006 AND 2007 AND

THE YEARS ENDED DECEMBER 31, 2006 AND 2007 (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
	2006	2007	2006	2007
	(Amounts in thousands)
Net income	$7,043	$6,393	$28,757	$39,155
Provision for income taxes	4,576	1,372	17,367	6,053
Depreciation and amortization	14,165	22,429	52,041	66,587
Interest (1)	12,899	15,276	46,059	51,313
EBITDA	$38,683	$45,470	$144,224	$163,108
(1)	“Interest” excludes the amortization of deferred financing costs, which are reflected under “Depreciation and amortization.”